Filed Pursuant to Rule 424(b)(5)
Registration No. 333-130912
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 2, 2006)

2,600,000 Shares

Common Stock

Progenics Pharmaceuticals, Inc. is offering all of the 2,600,000 shares of common stock offered by this prospectus supplement.

Our common stock is listed on The Nasdaq Global Market under the symbol “PGNX.” On September 19, 2007, the last reported sales price of our common stock on The Nasdaq Global Market was $24.35 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$23.15	$60,190,000

Underwriting discounts and commissions	$1.11	$2,886,000

Proceeds, before expenses, to us	$22.04	$57,304,000

The underwriters may also purchase up to an additional 390,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of September 19, 2007. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $3,318,900 and the total proceeds before expenses to us will be $65,899,600.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about September 25, 2007.

Joint Book-Running Managers

UBS Investment Bank     CIBC World Markets     Morgan Stanley

The date of this prospectus supplement is September 20, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

S-i

Prospectus supplement summary

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption “Risk factors,” as well as the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless the context requires otherwise, the words “Progenics,” “we,” “company,” “us” and “our” refer to Progenics Pharmaceuticals, Inc.

BUSINESS OVERVIEW

Progenics Pharmaceuticals, Inc. is a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward gastroenterology, virology and oncology. Our three formulations of methylnaltrexone and our PRO 140 product candidate are in clinical development, and several other product candidates are in preclinical development.

Gastroenterology

Our most advanced product candidate and likeliest source of product revenue is methylnaltrexone, which is designed to reverse the side effects of opioid pain medications while maintaining pain relief, an important need not currently met by any approved drugs. In December 2005, we entered into a License and Co-development Agreement, which we call the Collaboration Agreement, with Wyeth Pharmaceuticals to develop and commercialize methylnaltrexone. The Collaboration Agreement involves the development and commercialization of three formulations: (i) a subcutaneous formulation, to be used in patients with opioid-induced constipation; (ii) an intravenous formulation, to be used in patients with post-operative ileus; and (iii) an oral formulation, to be used in patients with opioid-induced constipation. Once marketing approval for each product is obtained, Wyeth is responsible for commercializing all three forms of methylnaltrexone worldwide.

Our work with methylnaltrexone has proceeded farthest as a treatment for opioid-induced constipation. We have successfully completed two pivotal phase 3 clinical trials of the subcutaneous formulation of methylnaltrexone in patients receiving palliative care, including patients with cancer, Acquired Immunodeficiency Syndrome and heart disease. We achieved positive results from our two pivotal phase 3 clinical trials (studies 301 and 302). All primary and secondary efficacy endpoints of both of the phase 3 studies were met and were statistically significant. The drug was generally well tolerated in both phase 3 trials.

During March 2007, we submitted a New Drug Application, or NDA, with the United States Food and Drug Administration, or FDA, for marketing approval in the United States for a subcutaneous formulation of methylnaltrexone for the treatment of opioid-induced constipation in patients receiving palliative care. In May 2007, Wyeth submitted a regulatory marketing application in the European Union for the same indication. Both applications were accepted for review in May 2007, which resulted in the Company earning a total of $9.0 million in milestone payments under its Collaboration Agreement with Wyeth. The FDA review is expected to be completed by its Prescription Drug User Fee Act (PDUFA) date of January 30, 2008. In June 2007, the Company and Wyeth announced positive results in a three-month extension of the 302 study of a subcutaneous formulation of methylnaltrexone. In August 2007, Wyeth submitted a marketing application to the Therapeutic Goods Administration division of the Australian government.

In September 2007, we and Wyeth announced the commencement of two additional clinical trials of the subcutaneous formulation of methylnaltrexone in patients outside of the palliative care population included in the first NDA submission: a phase 3 trial, conducted by Wyeth, in patients with chronic pain not related to cancer, such as chronic severe back pain that requires treatment with opioids; and a phase 2 trial, conducted by us, in patients rehabilitating from an orthopedic surgical procedure in whom opioids are used to control post-operative pain.

We are also developing an intravenous formulation of methylnaltrexone in collaboration with Wyeth for the management of post-operative ileus, a serious condition of the gastrointestinal tract. We and Wyeth are conducting two global pivotal phase 3 clinical trials to evaluate the safety and efficacy of an intravenous formulation of methylnaltrexone for the treatment of post-operative ileus. In September 2007, we and Wyeth announced the initiation of an additional phase 3 intravenous methylnaltrexone study, being conducted by Wyeth, in patients with post-operative ileus following a ventral hernia repair via laparotomy or laparoscopy.

Under the Collaboration Agreement, Wyeth is also developing an oral formulation of methylnaltrexone for the treatment of opioid-induced constipation in patients with chronic pain. Prior to the Collaboration Agreement, we had completed phase 1 clinical trials of an oral formulation of methylnaltrexone in healthy volunteers, which indicated that methylnaltrexone was well tolerated. In August 2006, Wyeth initiated a phase 2 clinical trial to evaluate once-daily dosing of an oral formulation of methylnaltrexone. Preliminary results from the phase 2 trial, conducted by Wyeth, showed that the initial oral formulation of methylnaltrexone was generally well tolerated but did not exhibit sufficient clinical activity to advance into phase 3 testing. In March 2007, Wyeth began clinical testing of a new oral formulation of methylnaltrexone for the treatment of opioid-induced constipation, and in July 2007 we announced positive preliminary results from a phase 1 clinical trial of this new oral formulation of methylnaltrexone.

Wyeth made a $60 million non-refundable upfront payment to us under the Collaboration Agreement at the time it was entered into and has made $14.0 million in milestone payments since that time. Wyeth is obligated to make up to $342.5 million in additional payments to us upon the achievement of milestones and contingent events in the development and commercialization of methylnaltrexone. Costs for the development of methylnaltrexone incurred by Wyeth or us starting January 1, 2006 are being paid by Wyeth. We are being reimbursed for our out-of-pocket development costs by Wyeth and are receiving reimbursement for our efforts based on the number of our full time equivalent employees devoted to the development project. Wyeth is obligated to pay to us royalties on the sale by Wyeth of methylnaltrexone throughout the world during the applicable royalty periods.

Virology

In the area of virology, we are developing viral entry inhibitors, which are molecules designed to inhibit the virus’ ability to enter certain types of immune system cells. PRO 140 is a humanized monoclonal antibody designed to block Human Immunodeficiency Virus (“HIV”) infection by inhibiting binding of HIV to a distinct site on the HIV co-receptor CCR5, without interfering with the normal function of CCR5. In mid-2005, we announced positive phase 1 clinical findings related to PRO 140 in healthy volunteers. A phase 1b trial of an intravenous formulation of PRO 140 in HIV-infected patients began in December 2005 and completed enrollment and dosing in December 2006. On May 1, 2007, we announced positive results from this phase 1b trial. Patients receiving a single 5.0 mg/kg dose of PRO 140, which was the highest dose tested, achieved an average maximum decrease of viral concentrations in the blood of 98.5% (1.83 log10). In these patients, reductions in viral load of greater than 90% (1.0 log10) on average persisted for two to three weeks after dosing. In addition, PRO 140 was generally well tolerated in this phase 1b proof-of-concept study. We have also developed a subcutaneous formulation of PRO 140 with the goal of developing a long-acting, self-administered therapy for HIV infection. PRO 140 has been granted Fast Track status from the FDA. We plan to initiate additional clinical testing of PRO 140 in the second half of 2007. We are also conducting research into therapeutics for hepatitis C virus infection that block viral entry into cells.

Oncology

We are developing immunotherapies for prostate cancer, including monoclonal antibodies directed against prostate-specific membrane antigen, or PSMA, a protein found on the surface of prostate cancer cells. We are also developing vaccines designed to stimulate an immune response to PSMA.

We have an active business development function to seek out promising new products and technologies around which to build new development programs or enhance existing programs. Our in-licensing strategy has been the basis for our clinical development programs for methylnaltrexone, novel HIV therapeutics and cancer immunotherapies. We own the worldwide commercialization rights to each of our product candidates except methylnaltrexone, the commercialization of which is the responsibility of Wyeth under the Collaboration Agreement.

The following table summarizes the current status of our principal development programs and product candidates:

Program/product candidates	Indication/use	Status(1)

Gastroenterology
Methylnaltrexone-Subcutaneous	Treatment of opioid-induced constipation in patients receiving palliative care	Applications for marketing submitted in the U.S, E.U. and Australia
Methylnaltrexone-Subcutaneous	Treatment of opioid-induced constipation in patients receiving opioids for chronic pain	Phase 3
Methylnaltrexone-Intravenous	Management of post-operative ileus	Phase 3
Methylnaltrexone-Oral	Treatment of opioid-induced constipation	Clinical testing of new formulation
Virology
HIV
PRO 140	Treatment of HIV infection	Phase 1b completed
ProVax	Treatment of HIV infection	Research
Other
Hepatitis C virus (HCV)	Treatment of HCV infection	Research
Oncology
Prostate Cancer
PSMA:
Recombinant protein vaccine	Immunotherapy for prostate cancer	Phase 1
Viral-vector vaccine	Immunotherapy for prostate cancer	Preclinical
Monoclonal antibody-drug conjugate	Treatment of prostate cancer	Preclinical

(1)	“Research” means initial research related to specific molecular targets, synthesis of new chemical entities, assay development or screening for the identification of lead compounds.

“Preclinical” means that a lead compound is undergoing toxicology, formulation and other testing in preparation for clinical trials.

Phase 1-3 clinical trials are safety and efficacy tests in humans as follows:

“Phase 1”: Evaluation of safety.

“Phase 2”: Evaluation of safety, dosing and activity or efficacy.

“Phase 3”: Larger scale evaluation of safety and efficacy.

None of our product candidates has received marketing approval from the FDA or any other regulatory authority, and we have not yet received any revenue from the sale of any of our product candidates. We must receive marketing approval before we can commercialize any of our product candidates. The actual timing of events can vary dramatically relative to the expected timing described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, due to a variety of factors. See “Risk factors—A Setback in our clinical development programs could adversely affect us” and “—Our clinical trials could take longer than we expect.”

The offering

Common stock we are offering	2,600,000 shares

Common stock to be outstanding immediately following this offering	29,224,113 shares

The Nasdaq Global Market symbol	PGNX

Use of proceeds	We estimate that the net proceeds from this offering after deducting underwriting discounts and commissions and estimated expenses payable by us will be approximately $57.1 million. We anticipate using the net proceeds to fund clinical trials of our product candidates, for research and development projects and for other corporate purposes. See “Use of proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-8 of this prospectus supplement.

The number of shares of common stock to be outstanding after this offering is based on 26,624,113 shares outstanding as of June 30, 2007 and excludes, as of that date:

➢	4,535,154 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $17.48 per share; and

➢	3,296,196 additional shares of common stock authorized for issuance under our equity incentive and employee stock purchase plans.

Unless we specifically state otherwise, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase from us up to an additional 390,000 shares of common stock.

Summary financial data

The table below presents summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2004 through December 31, 2006 are derived from our audited financial statements for those periods. We derived the summary financial data as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2007. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Where you can find additional information.” The as adjusted balance sheet data gives effect to the issuance and sale of 2,600,000 shares of our common stock in this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

				Six months ended
	Years ended December 31,			June 30,
	2004	2005	2006	2006	2007

	(in thousands, except per share data)

Statement of operations data:
Revenues:
Contract research and development from collaborator	—	—	$58,415	$25,533	$38,447
Contract research and development, joint venture	$2,008	$988	—	—	—
Research grants and contracts	7,483	8,432	11,418	4,526	4,606
Product sales	85	66	73	65	41

Total revenues	9,576	9,486	69,906	30,124	43,094

Expenses:
Research and development	35,673	43,419	61,711	40,109	44,792
In-process research and development	—	—	13,209	—	—
License fees—research and development	390	20,418	390	428	960
General and administrative	12,580	13,565	22,259	9,528	12,471
Loss in joint venture	2,134	1,863	121	121	—
Depreciation and amortization	1,566	1,748	1,535	725	1,299

Total expenses	52,343	81,013	99,225	50,911	59,522

Operating loss	(42,767)	(71,527)	(29,319)	(20,787)	(16,428)

Other income (expense):
Interest income	780	2,299	7,701	3,816	3,612
Loss on sale of marketable securities	(31)

Total other income	749	2,299	7,701	3,816	3,612

Net loss before income taxes	(42,018)	(69,228)	(21,618)	(16,971)	(12,816)
Income taxes	—	(201)	—	—	—

Net loss	$(42,018)	$(69,429)	$(21,618)	$(16,971)	$(12,816)

Net loss per share (basic and diluted)	$(2.48)	$(3.33)	$(0.84)	$(0.67)	$(0.48)

	June 30, 2007
	Actual	As adjusted

	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$139,118	$196,257
Working capital	74,081	131,220
Total assets	156,523	213,662
Long-term debt	—	—
Accumulated deficit	(223,174)	(223,174)
Total stockholders’ equity	108,037	165,176

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our product development programs are inherently risky.

We are subject to the risks of failure inherent in the development of product candidates based on new technologies.

Methylnaltrexone, which is designed to reverse certain side effects induced by opioids and to treat post-operative ileus and is being developed through a collaboration with Wyeth, is based on a novel method of action that has not yet been proven to be safe or effective. No drug with methylnaltrexone’s method of action has ever received marketing approval. Additionally, some of our HIV product candidates are designed to be effective by blocking viral entry. To our knowledge, no drug designed to treat HIV infection by blocking viral entry (with one exception) has been approved for marketing in the U.S. Our other research and development programs, including those related to PSMA, involve similarly novel approaches to human therapeutics. Consequently, there is little precedent for the successful commercialization of products based on our technologies. There are a number of technological challenges that we must overcome to complete most of our development efforts. We may not be able to develop successfully any of our products.

We have granted to Wyeth the exclusive rights to develop and commercialize methylnaltrexone, our lead product candidate, and our resulting dependence upon Wyeth exposes us to significant risks.

In December 2005, we entered into a license and co-development agreement with Wyeth. Under this agreement, we granted to Wyeth the exclusive worldwide right to develop and commercialize methylnaltrexone, our lead product candidate. As a result, we are dependent upon Wyeth to perform and fund development, including clinical testing, to make certain regulatory filings and to manufacture and market products containing methylnaltrexone. Our collaboration with Wyeth may not be scientifically, clinically or commercially successful.

Any revenues from the sale of methylnaltrexone, if approved for marketing by the FDA, will depend almost entirely upon the efforts of Wyeth. Wyeth has significant discretion in determining the efforts and resources it applies to sales of the methylnaltrexone products and may not be effective in marketing such products. In addition, Wyeth is a large, diversified pharmaceutical company with global operations and its own corporate objectives, which may not be consistent with our best interests. For example, Wyeth may change its strategic focus or pursue alternative technologies in a manner that results in reduced revenues to us. In addition, we will receive milestone and contingent payments from Wyeth only if methylnaltrexone achieves specified clinical, regulatory and commercialization milestones, and we will receive royalty payments from Wyeth only if methylnaltrexone receives regulatory approval and is commercialized by Wyeth. Many of these milestone events will depend upon the efforts of Wyeth. We may not receive any milestone, contingent or royalty payments from Wyeth.

The Collaboration Agreement extends, unless terminated earlier, on a country-by-country and product-by-product basis, until the last-to-expire royalty period, as defined, for any product. Progenics may terminate the Collaboration Agreement at any time upon 90 days of written notice to Wyeth

Risk factors

(30 days in the case of breach of a payment obligation) upon material breach that is not cured. Wyeth may, with or without cause, following the second anniversary of the first commercial sale, as defined, of the first commercial product in the U.S., terminate the Collaboration Agreement by providing Progenics with at least 360 days prior written notice of such termination. Wyeth may also terminate the agreement (i) upon 30 days written notice following one or more serious safety or efficacy issues that arise, as defined, and (ii) at any time, upon 90 days written notice of a material breach that is not cured by Progenics. Upon termination of the Collaboration Agreement, the ownership of the license we granted to Wyeth will depend on the party that initiates the termination and the reason for the termination.

If our relationship with Wyeth were to terminate, we would have to either enter into a license and co-development agreement with another party or develop and commercialize methylnaltrexone ourselves. We may not be able to enter into such an agreement with another suitable company on acceptable terms or at all. To develop and commercialize methylnaltrexone on our own, we would have to develop a sales and marketing organization and a distribution infrastructure, neither of which we currently have. Developing these resources would be an expensive and lengthy process and would have a material adverse effect on our revenues and profitability.

Moreover, a termination of our relationship with Wyeth could seriously compromise the development program for methylnaltrexone. For example, we could experience significant delays in the development of methylnaltrexone and would have to assume full funding and other responsibility for further development and eventual commercialization.

Any of these outcomes would result in delays in our ability to distribute methylnaltrexone and would increase our expenses, which would have a material adverse effect on our business, results of operations and financial condition.

Our collaboration with Wyeth is multi-faceted and involves a complex sharing of control over decisions, responsibilities, costs and benefits. There are numerous potential sources of disagreement between us and Wyeth, including with respect to product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property. Wyeth has significantly greater financial and managerial resources than we do, which it could draw upon in the event of a dispute. A disagreement between Wyeth and us could lead to lengthy and expensive litigation or other dispute resolution proceedings as well as to extensive financial and operational consequences to us, and have a material adverse effect on our business, results of operations and financial condition.

If testing does not yield successful results, our products will not be approved.

We will need to obtain regulatory approval before we can market our product candidates. To obtain marketing approval from regulatory authorities, we or our collaborators must demonstrate a product’s safety and efficacy through extensive preclinical and clinical testing. Numerous adverse events may arise during, or as a result of, the testing process, including the following:

➢	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

➢	potential products may not have the desired efficacy or may have undesirable side effects or other characteristics that preclude marketing approval or limit their commercial use if approved;

➢	after reviewing test results, we or our collaborators may abandon projects, which we previously believed to be promising; and

➢	we, our collaborators or regulators may suspend or terminate clinical trials if we or they believe that the participating subjects or patients are being exposed to unacceptable health risks.

Risk factors

Clinical testing is very expensive and can take many years. Results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials. In addition, many of our products, such as PRO 140 and the PSMA product candidates, are at an early stage of development. The successful commercialization of early stage products will require significant further research, development, testing, approvals by regulators and additional investment. Our products in the research or preclinical development stage may not yield results that would permit or justify clinical testing. Our failure to adequately demonstrate the safety and efficacy of a product under development would delay or prevent marketing approval of the product, which could adversely affect our operating results and credibility.

A setback in our clinical development programs could adversely affect us.

We have successfully completed two pivotal phase 3 clinical trials of subcutaneous methylnaltrexone for the treatment of opioid-induced constipation in patients receiving palliative care. We submitted a New Drug Application to the FDA in March 2007 to market subcutaneous methylnaltrexone. We and Wyeth have initiated two global pivotal phase 3 clinical trials to evaluate the safety and efficacy of intravenous methylnaltrexone for the treatment of post-operative ileus. We had completed phase 1 clinical trials of oral methylnaltrexone in healthy volunteers prior to our Collaboration Agreement with Wyeth. Wyeth is responsible for the worldwide development of oral methylnaltrexone. Wyeth has conducted certain additional phase 1 clinical trials of oral methylnaltrexone in chronic pain patients who experience opioid-induced constipation and in August 2006 initiated a phase 2 clinical trial to evaluate once-daily dosing of oral methylnaltrexone. Preliminary results from the phase 2 trial, conducted by Wyeth, showed that the initial formulation of oral methylnaltrexone was generally well tolerated but did not exhibit sufficient clinical activity to advance into phase 3 testing. In March 2007, Wyeth began clinical testing of a new oral formulation of methylnaltrexone for the treatment of opioid-induced constipation and in July 2007 announced preliminary results from a phase 1 clinical trial of this new formulation. In September 2007, we and Wyeth announced the commencement of three additional clinical trials of methylnaltrexone in patients outside of the palliative care population included in the first NDA submission.

If the results of any of these ongoing trials or of other future trials of methylnaltrexone are not satisfactory, or if we encounter problems enrolling patients, or if clinical trial supply issues or other difficulties arise, our entire methylnaltrexone development program could be adversely affected, resulting in delays in commencing or completing clinical trials or in making our regulatory filing for marketing approval. The need to conduct additional clinical trials or significant revisions to our clinical development plan would lead to delays in filing for the regulatory approvals necessary to market methylnaltrexone. If the clinical trials indicate a serious problem with the safety or efficacy of a methylnaltrexone product, then Wyeth has the right under our license and co-development agreement to terminate the agreement or to stop the development or commercialization of the affected products. Since methylnaltrexone is our most clinically advanced product, any setback of these types would have a material adverse effect on our stock price and business.

We have announced positive phase 1b clinical findings related to PRO 140. If the results of our future clinical studies of PRO 140 or the preclinical and clinical studies involving the PSMA vaccine and antibody candidates are not satisfactory, we would need to reconfigure our clinical trial programs to conduct additional trials or abandon the program involved.

We have a history of operating losses, and we may never be profitable.

We have incurred substantial losses since our inception. As of June 30, 2007, we had an accumulated deficit of $223.2 million. We have derived no significant revenues from product sales or royalties. We

Risk factors

may not achieve significant product sales or royalty revenue for a number of years, if ever. We expect to incur additional operating losses in the future, which could increase significantly as we expand our clinical trial programs and other product development efforts.

Our ability to achieve and sustain profitability is dependent in part on obtaining regulatory approval to market our products and then commercializing, either alone or with others, our products. We may not be able to develop and commercialize products. Moreover, our operations may not be profitable even if any of our products under development are commercialized.

We are likely to need additional financing, but our access to capital funding is uncertain.

As of June 30, 2007, we had cash, cash equivalents and marketable securities, including non-current portion, totaling $139.1 million. During the six months ended June 30, 2007, we had a net loss of $12.8 million and cash used in operating activities was $12.4 million. Our net loss is expected to increase in the future.

Under our agreement with Wyeth, Wyeth is responsible for all future development and commercialization costs relating to methylnaltrexone starting January 1, 2006. As a result, although our spending on methylnaltrexone has increased and is expected to continue to increase significantly from the amounts expended in 2006, our net expenses for methylnaltrexone have been and will continue to be reduced.

With regard to our other product candidates, however, we expect that we will continue to incur significant expenditures for their development, and we do not have committed external sources of funding for most of these projects. These expenditures will be funded from our cash on hand, or we may seek additional external funding for these expenditures, most likely through collaborative agreements, or other license or sale transactions, with one or more pharmaceutical companies, through the issuance and sale of securities or through additional government grants or contracts. We cannot predict with any certainty when we will need additional funds or how much we will need or if additional funds will be available to us. Our need for future funding will depend on numerous factors, many of which are outside our control.

Our access to capital funding is uncertain. We may not be able to obtain additional funding on acceptable terms, or at all. Our inability to raise additional capital on terms reasonably acceptable to us would seriously jeopardize the future success of our business.

If we raise funds by issuing and selling securities, it may be on terms that are not favorable to our existing stockholders. If we raise additional funds by selling equity securities, our current stockholders will be diluted, and new investors could have rights superior to our existing stockholders. If we raise funds by selling debt securities, we could be subject to restrictive covenants and significant repayment obligations.

Our clinical trials could take longer than we expect.

Although for planning purposes we forecast the commencement and completion of clinical trials, and have included many of those forecasts in reports filed with the SEC and in other public disclosures, the actual timing of these events can vary dramatically. For example, we have experienced delays in our methylnaltrexone clinical development program in the past as a result of slower than anticipated patient enrollment. These delays may recur. Delays can be caused by, among other things:

➢	deaths or other adverse medical events involving patients or subjects in our clinical trials;

➢	regulatory or patent issues;

Risk factors

➢	interim or final results of ongoing clinical trials;

➢	failure to enroll clinical sites as expected;

➢	competition for enrollment from clinical trials conducted by others in similar indications;

➢	scheduling conflicts with participating clinicians and clinical institutions; and

➢	manufacturing problems.

In addition, we may need to delay or suspend our clinical trials if we are unable to obtain additional funding when needed. Clinical trials involving our product candidates may not commence or be completed as forecasted.

Moreover, we have limited experience in conducting clinical trials, and we rely on others to conduct, supervise or monitor some or all aspects of some of our clinical trials. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies, and consequently will be dependent on governmental participation and funding. Under our agreement with Wyeth relating to methylnaltrexone, Wyeth has the responsibility to conduct some of the clinical trials for that product candidate, including all trials outside of the United States. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

As a result of these and other factors, our clinical trials may not commence or be completed as we expect or may not be conducted successfully, in which event investors’ confidence in our ability to develop products may be impaired and our stock price may decline.

We are subject to extensive regulation, which can be costly and time consuming and can subject us to unanticipated fines and delays.

We and our products are subject to comprehensive regulation by the FDA in the U.S. and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, the preclinical and clinical testing, safety, approval, manufacture, labeling, marketing, export, storage, record keeping, advertising and promotion of pharmaceutical products. If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be subject to forced removal of a product from the market, product seizure, civil and criminal penalties and other adverse consequences.

Our products do not yet have, and may never obtain, the regulatory approvals needed for marketing.

None of our products has been approved by applicable regulatory authorities for marketing. The process of obtaining FDA and foreign regulatory approvals often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications and other submissions necessary to gain marketing approvals. Our products under development may never obtain the marketing approval from the FDA or any other regulatory authority necessary for commercialization.

Even if our products receive regulatory approval:

➢	they might not obtain labeling claims necessary to make the product commercially viable (in general, labeling claims define the medical conditions for which a drug product may be marketed, and are therefore very important to the commercial success of a product);

➢	we or our collaborators might be required to undertake post-marketing trials to verify the product’s efficacy or safety;

Risk factors

➢	we, our collaborators or others might identify side effects after the product is on the market, or we or our collaborators might experience manufacturing problems, either of which could result in subsequent withdrawal of marketing approval, reformulation of the product, additional preclinical testing or clinical trials, changes in labeling of the product or the need for additional marketing applications; and

➢	we and our collaborators will be subject to ongoing FDA obligations and continuous regulatory review.

If our products fail to receive marketing approval or lose previously received approvals, our financial results would be adversely affected.

Even if our products obtain marketing approval, they might not be accepted in the marketplace.

The commercial success of our products will depend upon their acceptance by the medical community and third party payers as clinically useful, cost effective and safe. If health care providers believe that patients can be managed adequately with alternative, currently available therapies, they may not prescribe our products, especially if the alternative therapies are viewed as more effective, as having a better safety or tolerability profile, as being more convenient to the patient or health care providers or as being less expensive. For pharmaceuticals administered in an institutional setting, the ability of the institution to be adequately reimbursed could also play a significant role in demand for our products. Even if our products obtain marketing approval, they may not achieve market acceptance. If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

Marketplace acceptance will depend in part on competition in our industry, which is intense.

The extent to which any of our products achieves market acceptance will depend on competitive factors. Competition in our industry is intense, and it is accentuated by the rapid pace of technological development. There are products currently in the market that will compete with the products that we are developing, including AIDS drugs and chemotherapy drugs for treating cancer. As described below, Adolor Corporation is developing a drug that would compete with methylnaltrexone. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. If our product candidates receive marketing approval but cannot compete effectively in the marketplace, our operating results and financial position would suffer.

One or more competitors developing an opioid antagonist may reach the market ahead of us and adversely affect the market potential for methylnaltrexone.

We are aware that Adolor Corporation, in collaboration with Glaxo Group Limited, or Glaxo, a subsidiary of GlaxoSmithKline plc, is developing an opioid antagonist, Enteregtm (alvimopan), for post-operative ileus, which has completed phase 3 clinical trials, and for opioid-induced bowel dysfunction, which is in phase 3 clinical trials. Entereg is further along in the clinical development process than methylnaltrexone, and Adolor Corporation has received an approvable letter from the FDA for Entereg regarding the treatment of post-operative ileus. If Entereg reaches the market before methylnaltrexone, it could achieve a significant competitive advantage relative to our product. In any event, the considerable marketing and sales capabilities of Glaxo may impair our ability to penetrate the market.

Under the terms of our collaboration with Wyeth with respect to methylnaltrexone, Wyeth is developing the oral form of methylnaltrexone worldwide. We are leading the U.S. development of the subcutaneous and intravenous forms of methylnaltrexone, while Wyeth is leading development of these parenteral products outside the U.S. Decisions regarding the timelines for development of the three

Risk factors

methylnaltrexone formulations are being be made by a Joint Development Committee, and endorsed by the Joint Steering Committee, each committee formed under the terms of the license and co-development agreement, consisting of members from both Wyeth and Progenics.

If we are unable to negotiate collaborative agreements, our cash burn rate could increase and our rate of product development could decrease.

Our business strategy includes as an element entering into collaborations with pharmaceutical and biotechnology companies to develop and commercialize our products and technologies. We entered into such a collaboration with Wyeth. However, we may not be successful in negotiating additional collaborative arrangements. If we do not enter into new collaborative arrangements, we would have to devote more of our resources to clinical product development and product-launch activities, and our cash burn rate would increase or we would need to take steps to reduce our rate of product development.

If we do not remedy our failure to achieve milestones or satisfy conditions regarding some of our product candidates, we may not maintain our rights under our licenses relating to these product candidates.

We are required to make substantial cash payments, achieve specified milestones and satisfy other conditions, including filing for and obtaining marketing approvals and introducing products, to maintain rights under our intellectual property licenses. We may not be able to maintain our rights under these licenses.

If we do not comply with our obligations under our license agreements, the licensors may terminate them. Termination of any of our licenses could result in our losing our rights to, and therefore being unable to commercialize, any related product.

We have limited manufacturing capabilities, which could adversely impact our ability to commercialize products.

We have limited manufacturing capabilities, which may result in increased costs of production or delay product development or commercialization. In order to commercialize our product candidates successfully, we or our collaborators must be able to manufacture products in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates can be complex, difficult to accomplish even in small quantities, difficult to scale-up for large-scale production and subject to delays, inefficiencies and low yields of quality products. The cost of manufacturing some of our products may make them prohibitively expensive. If adequate supplies of any of our product candidates or related materials are not available to us on a timely basis or at all, our clinical trials could be seriously delayed, since these materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

We operate pilot-scale manufacturing facilities for the production of vaccines and recombinant proteins. We believe that, for these types of product candidates, these facilities will be sufficient to meet our initial needs for clinical trials. However, these facilities may be insufficient for late-stage clinical trials for these types of product candidates, and would be insufficient for commercial-scale manufacturing requirements. We may be required to expand further our manufacturing staff and facilities, obtain new facilities or contract with corporate collaborators or other third parties to assist with production.

In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We may not be able to build a manufacturing

Risk factors

facility that both meets regulatory requirements and is sufficient for our clinical trials or commercial-scale manufacturing.

We have entered into arrangements with third parties for the manufacture of some of our products. Our third-party sourcing strategy may not result in a cost-effective means for manufacturing products. In employing third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with the FDA’s current Good Manufacturing Practices and other regulatory requirements. We may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

We are dependent on our patents and other intellectual property rights. The validity, enforceability and commercial value of these rights are highly uncertain.

Our success is dependent in part on obtaining, maintaining and enforcing patent and other intellectual property rights. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed, or the degree of protection afforded, under patents in this area. Accordingly, the patent applications owned by or licensed to us may not result in patents being issued. We are aware of other groups that have patent applications or patents containing claims similar to or overlapping those in our patents and patent applications. We do not expect to know for several years the relative strength or scope of our patent position as compared to these other groups. Furthermore, patents that we own or license may not enable us to preclude competitors from commercializing drugs, and consequently may not provide us with any meaningful competitive advantage.

We own or have licenses to several issued patents. However, the issuance of a patent is not conclusive as to its validity or enforceability. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. Our patents may be successfully challenged. Moreover, we may incur substantial costs in litigation to uphold the validity of patents or to prevent infringement. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, third parties may avoid our patents through design innovation.

Most of our product candidates, including methylnaltrexone, PRO 140 and our PSMA and HCV program products, incorporate to some degree intellectual property licensed from third parties. We can lose the right to patents and other intellectual property licensed to us if the related license agreement is terminated due to a breach by us or otherwise. Our ability, and that of our collaboration partners, to commercialize products incorporating licensed intellectual property would be impaired if the related license agreements were terminated.

Generally, we have the right to defend and enforce patents licensed by us, either in the first instance or if the licensor chooses not to do so. In addition, our license agreement with the University of Chicago regarding methylnaltrexone gives us the right to prosecute and maintain the licensed patents. We bear the cost of engaging in some or all of these activities with respect to our license agreements with the University of Chicago for methylnaltrexone. Under our Collaboration Agreement, Wyeth has the right, at its expense, to defend and enforce the methylnaltrexone patents licensed to Wyeth by us. With most of our other license agreements, the licensor bears the cost of engaging in all of these activities, although we may share in those costs under specified circumstances. Historically, our costs of defending patent rights, both our own and those we license, have not been material.

We also rely on unpatented technology, trade secrets and confidential information. Third parties may independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose our technology, and we may be unable to effectively protect our rights in

Risk factors

unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection in the event of unauthorized use or disclosure of confidential information.

If we infringe third-party patent or other intellectual property rights, we may need to alter or terminate a product development program.

There may be patent or other intellectual property rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products infringe patent or other intellectual property rights of others, the owners of those rights could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action brought against us, and any license required under any rights that we infringe may not be available on acceptable terms or at all. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of other groups investigating methylnaltrexone and other peripheral opioid antagonists, PSMA or related compounds and CCR5 monoclonal antibodies and of patents held, and patent applications filed, by these groups in those areas. While the validity of these issued patents, patentability of these pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent or other intellectual property rights could adversely affect our ability to commercialize our products.

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and we may need to obtain a license to a patent in order to pursue the preferred development route of one or more of our products. The need to obtain a license would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

We are dependent upon third parties for a variety of functions. These arrangements may not provide us with the benefits we expect.

We rely in part on third parties to perform a variety of functions. We are party to numerous agreements which place substantial responsibility on clinical research organizations, consultants and other service providers for the development of our products. We also rely on medical and academic institutions to perform aspects of our clinical trials of product candidates. In addition, an element of our research and development strategy is to in-license technology and product candidates from academic and government institutions in order to minimize investments in early research. Furthermore, we entered into an agreement under which we will depend on Wyeth for the commercialization and development of methylnaltrexone, our lead product candidate. We may not be able to maintain any of these relationships or establish new ones on beneficial terms. Furthermore, we may not be able to enter new arrangements without undue delays or expenditures, and these arrangements may not allow us to compete successfully.

Risk factors

We lack sales and marketing infrastructure and related staff, which will require significant investment to establish and in the meantime may make us dependent on third parties for their expertise in this area.

We have no established sales, marketing or distribution infrastructure. If we receive marketing approval, significant investment, time and managerial resources will be required to build the commercial infrastructure required to market, sell and support a pharmaceutical product. Should we choose to commercialize any product directly, we may not be successful in developing an effective commercial infrastructure or in achieving sufficient market acceptance. Alternatively, we may choose to market and sell our products through distribution, co-marketing, co-promotion or licensing arrangements with third parties. We may also consider contracting with a third party professional pharmaceutical detailing and sales organization to perform the marketing function for our products. Under our license and co-development agreement with Wyeth, Wyeth is responsible for commercializing methylnaltrexone. To the extent that we enter into distribution, co-marketing, co-promotion, detailing or licensing arrangements for the marketing and sale of our other products, any revenues we receive will depend primarily on the efforts of third parties. We will not control the amount and timing of marketing resources these third parties devote to our products.

If we lose key management and scientific personnel on whom we depend, our business could suffer.

We are dependent upon our key management and scientific personnel. In particular, the loss of Dr. Paul J. Maddon, our Chief Executive Officer and Chief Science Officer, could cause our management and operations to suffer. Our employment agreement with Dr. Maddon, the initial term of which ran through June 30, 2005, was automatically renewed for an additional period of two years through June 30, 2007, but has now expired. Dr. Maddon continues to be employed by us and is receiving compensation from us at the same rate as was specified in the expired contract. We are in discussions with Dr. Maddon regarding a new employment agreement. Employment agreements do not assure the continued employment of an employee. We maintain key-man life insurance on Dr. Maddon in the amount of $2.5 million.

Competition for qualified employees among companies in the biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our personnel, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and marketing. We may not be successful in hiring or retaining qualified personnel.

If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products, our product development and commercialization could be slowed or stopped.

In accordance with our collaboration agreement with Wyeth, we have transferred to Wyeth the responsibility for manufacturing methylnaltrexone for clinical and commercial use. In addition, we currently obtain supplies of critical raw materials used in production of other of our product candidates from single sources. We do not have long-term contracts with any of these other suppliers. Wyeth may not be able to fulfill its manufacturing obligations, either on its own or through third-party suppliers. Furthermore, our existing arrangements with suppliers for our other product candidates may not result in the supply of sufficient quantities of our product candidates needed to accomplish our clinical development programs, and we may not have the right or capability to manufacture sufficient quantities of these products to meet our needs if our suppliers are unable or unwilling to do so. Any delay or

Risk factors

disruption in the availability of raw materials would slow or stop product development and commercialization of the relevant product.

A substantial portion of our funding comes from federal government grants and research contracts. We cannot rely on these grants or contracts as a continuing source of funds.

A substantial portion of our revenues to date has been derived from federal government grants and research contracts. During 2006 and 2007, we were awarded, in the aggregate, approximately $2.5 million in NIH grants. During 2005, we were also awarded a $3.0 million and a $10.1 million grant from the NIH to partially fund our hepatitis C virus and PRO 140 programs, respectively. Also, in 2004 we were awarded, in the aggregate, approximately $9.2 million in NIH grants and research contracts in addition to previous years’ awards. We cannot rely on grants or additional contracts as a continuing source of funds. Moreover, funds available under these grants and contracts must be applied by us toward the research and development programs specified by the government rather than for all our programs generally. For example, the $28.6 million contract awarded to us by the NIH in September 2003 must be used by us in furtherance of our efforts to develop an HIV vaccine. The government’s obligation to make payments under these grants and contracts is subject to appropriation by the U.S. Congress for funding in each year. Moreover, it is possible that Congress or the government agencies that administer these government research programs will decide to scale back these programs or terminate them due to their own budgetary constraints. Additionally, these grants and research contracts are subject to adjustment based upon the results of periodic audits performed on behalf of the granting authority. Consequently, the government may not award grants or research contracts to us in the future, and any amounts that we derive from existing grants or contracts may be less than those received to date.

If health care reform measures are enacted, our operating results and our ability to commercialize products could be adversely affected.

In recent years, there have been numerous proposals to change the health care system in the U.S. and in foreign jurisdictions. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, as a result of the trend towards managed health care in the U.S., as well as legislative proposals to reduce government insurance programs, third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved health care products.

If we or any of our collaborators succeed in bringing one or more of our products to market, third-party payers may establish and maintain price levels insufficient for us to realize an appropriate return on our investment in product development. Significant changes in the health care system in the U.S. or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our operating results and our ability to raise capital and commercialize products.

We are exposed to product liability claims, and in the future we may not be able to obtain insurance against these claims at a reasonable cost or at all.

Our business exposes us to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability exposure. If a product liability claim is successfully brought against us, our financial position may be adversely affected.

Risk factors

Product liability insurance for the biopharmaceutical industry is generally expensive, when available at all. We have obtained product liability insurance in the amount of $10.0 million per occurrence, subject to a deductible and a $10.0 million annual aggregate limitation. In addition, where local statutory requirements exceed the limits of our existing insurance or where local policies of insurance are required, we maintain additional clinical trial liability insurance to meet these requirements. Our present insurance coverage may not be adequate to cover claims brought against us. In addition, some of our license and other agreements require us to obtain product liability insurance. Adequate insurance coverage may not be available to us at a reasonable cost in the future.

We handle hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. If we are involved in a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure.

Our research and development work and manufacturing processes involve the use of hazardous, controlled and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Despite procedures that we implement for handling and disposing of these materials, we cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

Our stock price has a history of volatility. You should consider an investment in our stock as risky and invest only if you can withstand a significant loss.

Our stock price has a history of significant volatility. Between January 1, 2005 and September 17, 2007, our stock price has ranged from $14.09 to $30.83 per share. Historically, our stock price has fluctuated through an even greater range. At times, our stock price has been volatile even in the absence of significant news or developments relating to us. Moreover, the stocks of biotechnology companies and the stock market generally have been subject to dramatic price swings in recent years. Factors that may have a significant impact on the market price of our common stock include:

➢	the results of clinical trials and preclinical studies involving our products or those of our competitors;

➢	changes in the status of any of our drug development programs, including delays in clinical trials or program terminations;

➢	developments regarding our efforts to achieve marketing approval for our products;

➢	developments in our relationship with Wyeth regarding the development and commercialization of methylnaltrexone;

➢	announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

➢	developments in our relationships with other collaborative partners;

➢	developments in patent or other proprietary rights;

➢	governmental regulation;

➢	changes in reimbursement policies or health care legislation;

➢	public concern as to the safety and efficacy of products developed by us, our collaborators or our competitors;

➢	our ability to fund on-going operations;

Risk factors

➢	fluctuations in our operating results; and

➢	general market conditions.

Our principal stockholders are able to exert significant influence over matters submitted to stockholders for approval.

At June 30, 2007, Dr. Maddon and stockholders affiliated with Tudor Investment Corporation together beneficially own or control approximately 17% of our outstanding shares of common stock. These persons, should they choose to act together, could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of us and, consequently, could adversely affect the market price of our common stock.

Anti-takeover provisions may make the removal of our Board of Directors or management more difficult and discourage hostile bids for control of our company that may be beneficial to our stockholders.

Our Board of Directors is authorized, without further stockholder action, to issue from time to time shares of preferred stock in one or more designated series or classes. The issuance of preferred stock, as well as provisions in certain of our stock options that provide for acceleration of exercisability upon a change of control, and Section 203 and other provisions of the Delaware General Corporation Law could:

➢	make the takeover of Progenics or the removal of our Board of Directors or management more difficult;

➢	discourage hostile bids for control of Progenics in which stockholders may receive a premium for their shares of common stock; and

➢	otherwise dilute the rights of holders of our common stock and depress the market price of our common stock.

If there are substantial sales of our common stock, the market price of our common stock could decline.

Sales of substantial numbers of shares of common stock could cause a decline in the market price of our stock. We require substantial external funding to finance our research and development programs and may seek such funding through the issuance and sale of our common stock. We have filed a shelf registration statement to permit the sale by us of up to 4.0 million shares of our common stock, pursuant to which this offering is being made, and additional shelf registration statements to permit the public reoffer and sale from time to time of up to 286,000 shares of our common stock by certain stockholders. Sales of our common stock pursuant to these registration statements could cause the market price or our stock to decline. In addition, some of our other stockholders are entitled to require us to register their shares of common stock for offer or sale to the public. Also, we have filed Form S-8 registration statements registering shares issuable pursuant to our equity compensation plans. Any sales by existing stockholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common stock.

Forward-looking statements

Certain statements in this prospectus supplement and the accompanying prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not statements of historical fact may be forward-looking statements. When we use the words “anticipates,” “plans,” “expects” and similar expressions, it is identifying forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with our dependence on Wyeth to fund and to conduct clinical testing, to make certain regulatory submissions and to manufacture and market products containing methylnaltrexone, the uncertainties associated with product development, the risk that clinical trials will not commence, proceed or be completed as planned, the risk that our products will not receive marketing approval from regulators, the risks and uncertainties associated with the dependence upon the actions of our corporate, academic and other collaborators and of government regulatory agencies, the risk that our licenses to intellectual property may be terminated because of our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials are later found not to work effectively or are not safe, the risk that we may not be able to manufacture commercial quantities of our products, the risk that our products, if approved for marketing, do not gain market acceptance sufficient to justify development and commercialization costs, the risk that we will not be able to obtain funding necessary to conduct our operations, the uncertainty of future profitability and other factors set forth more fully in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including those described in this prospectus supplement under the caption “Risk factors,” to which investors are referred for further information.

We do not have a policy of updating or revising forward-looking statements, and we assume no obligation to update any forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

Use of proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $57.1 million (or approximately $65.7 million if the underwriters’ over-allotment option is exercised in full).

We are offering our common stock at this time to increase our cash reserves in order to fund our operations. We expect to use the net proceeds from this offering:

➢	to fund clinical trials of our product candidates;

➢	to fund research and development projects; and

➢	for other corporate purposes.

We have not identified precisely the amounts we plan to spend on each of the uses of proceeds listed above, nor have we determined the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including:

➢	the results of our research and development and product testing;

➢	our potential relationships with in-licensors and collaborators;

➢	changes in the focus and direction of our research and development programs;

➢	potential acquisitions;

➢	the cost of filing, prosecuting, defending and enforcing patent claims;

➢	the regulatory approval process; and

➢	manufacturing, marketing and other costs associated with commercialization of our products.

We may also use a portion of the proceeds from this offering to in-license technology, establish research and development collaborations or acquire technology or companies in complementary fields. Although we have an active business development function, and in the ordinary course of our business we engage in discussions regarding these types of transactions, we are not currently a party to any definitive agreement regarding any of these transactions.

Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

Price range of common stock

Our common stock is listed on The Nasdaq Global Market under the symbol “PGNX.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on The Nasdaq Global Market. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	High	Low

Year ended December 31, 2005
First quarter	$24.40	$14.09
Second quarter	21.35	15.76
Third quarter	25.07	20.60
Fourth quarter	27.00	20.73
Year ended December 31, 2006
First quarter	30.83	24.92
Second quarter	26.72	19.95
Third quarter	26.07	19.80
Fourth quarter	29.55	22.51
Year ending December 31, 2007
First quarter	30.31	22.02
Second quarter	27.59	21.14
Third quarter (through September 19)	26.10	20.55

On September 19, 2007, the last sale price for our common stock as reported on The Nasdaq Global Market was $24.35.

Dividend policy

We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future.

Capitalization

The following table shows:

➢	our actual capitalization at June 30, 2007; and

➢	our as adjusted capitalization at June 30, 2007, to give effect to our issuance and sale of 2,600,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. See “Use of proceeds.”

	June 30, 2007
	Actual	As adjusted

	(in thousands, except
	per share amounts)

Cash, cash equivalents and marketable securities	$139,118	$196,257

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 20,000,000 authorized; none issued or outstanding	—	—
Common stock, $0.0013 par value per share; 40,000,000 authorized; 26,624,113 issued and outstanding, actual; 29,224,113 issued and outstanding, as adjusted;	$35	$38
Additional paid-in capital	331,391	388,527
Accumulated deficit	(223,174)	(223,174)
Accumulated other comprehensive income (loss)	(215)	(215)

Total stockholders’ equity	108,037	165,176

Total capitalization	$108,037	$165,176

The number of shares of our common stock in the table above as of June 30, 2007, excludes:

➢	4,535,154 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $17.48 per share; and

➢	3,296,196 shares of our common stock available for future issuance under our equity incentive and employee stock purchase plans.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Dilution

Our net tangible book value as of June 30, 2007 was $108.0 million, or $4.06 per share. Net tangible book value is total tangible assets less total liabilities. Net tangible book value per share is determined by dividing our net tangible book value by the number of shares of our common stock outstanding. Without taking into account any changes in our net tangible book value after June 30, 2007, other than to give effect to the issuance and sale of the 2,600,000 shares of our common stock offered by this prospectus supplement and the accompanying prospectus, our as adjusted net tangible book value at June 30, 2007 would have been $165.2 million, or $5.65 per share. This change in our as adjusted net tangible book value per share compared to our net tangible book value per share represents an immediate increase in net tangible book value of $1.59 per share to our existing stockholders as a result of this offering and an immediate dilution in net tangible book value of $17.50 per share to new investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$23.15
Net tangible book value per share as of June 30, 2007	$4.06
Increase in net tangible book value per share attributable to this offering	1.59

As adjusted net tangible book value per share as of June 30, 2007 after giving effect to this offering		5.65

Dilution per share to new investors in this offering		$17.50

The foregoing table assumes no exercise of outstanding options. See “Capitalization.” The exercise of options could result in further dilution to new investors.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of June 30, 2007 would have been $5.87 per share, representing an increase to existing stockholders of $1.81 per share, and there will be an immediate dilution of $17.28 per share to new investors.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	866,667
CIBC World Markets Corp.	866,667
Morgan Stanley & Co. Incorporated	866,666

Total	2,600,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 390,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from September 19, 2007 to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.25 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 390,000 shares.

	No exercise	Full exercise

Per share	$1.11	$1.11
Total	$2,886,000	$3,318,900

Underwriting

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $165,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. We are not precluded from filing a registration statement covering the future sale of our common stock. These restrictions will be in effect for a period of 60 days after September 19, 2007. The 60 day lockup period may be extended for up to 32 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 17 days prior to, or approximately 16 days after, the termination of the 60 day period. At any time and without public notice, the underwriters may, in their sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify each of the underwriters and its controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and its controlling persons may be required to make in respect of those liabilities.

THE NASDAQ GLOBAL MARKET LISTING

Our common stock is listed on The Nasdaq Global Market under the symbol “PGNX.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchases of shares of common stock in the open market to cover positions created by short sales.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked shorts sales,” which are short positions in excess of that amount.

Underwriting

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In addition, in connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq Global Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response in order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

UBS Securities LLC and its affiliates and CIBC World Markets Corp. and its affiliates and Morgan Stanley & Co. Incorporated and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We are subject to the reporting requirements of the Exchange Act and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC’s Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus supplement and the accompanying prospectus. The prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. For further information with respect to us and our common stock, you should read the Registration Statement, including its exhibits and schedules. Statements contained in this prospectus supplement and the accompanying prospectus, including documents that we have incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC’s Public Reference Room, at the address listed above, or via the EDGAR database.

The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information in such documents that is deemed to be furnished and not filed). These documents contain important information about us and our financial condition.

➢	Our Annual Report on Form 10-K for the year ended December 31, 2006, File No. 0-23143;

➢	Our Annual Report on Form 10-K/A for the year ended December 31, 2006, File No. 0-23143;

Where you can find additional information

➢	Our Quarterly Report on Form 10-Q for the period ended March 31, 2007, File No. 0-23143;

➢	Our Quarterly Report on Form 10-Q for the period ended June 30, 2007, File No. 0-23143

➢	Our Current Report on Form 8-K filed on January 8, 2007, File No. 0-23143;

➢	The description of our common stock contained in our Registration Statement on Form 8-A, dated September 29, 1997, File No. 0-23143, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus supplement and prior to the completion of this offering of our common stock will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or accompanying prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement or accompanying prospectus, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus supplement and the accompanying prospectus. Prospective investors may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591, telephone number (914) 789-2800, Attention: Richard W. Krawiec, Ph.D., Vice President, Corporate Affairs.

4,000,000 Shares
Common Stock

From time to time, we may sell common stock in one or more issuances. This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will specify in the accompanying prospectus supplement the terms of any offering. Our common stock is listed on The Nasdaq National Market under the symbol “PGNX.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 1.

Our common stock may be sold directly by us to investors, through agents designated from time to time or through underwriters or dealers at prices and on terms to be determined at the time of offering. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” We will also set forth the use of the net proceeds we expect to receive from any sale of our common stock in the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The date of this prospectus is February 2, 2006.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

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About this prospectus

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may, from time to time, offer and sell up to 4,000,000 shares of our common stock, par value $.0013 per share. This prospectus, together with the accompanying prospectus supplement contains important information you should know before investing, including important information about us and our common stock being offered. You should read both this prospectus and the accompanying prospectus supplement as well as the additional information contained in the documents described under the heading “Where you can find additional information” in both this prospectus and the accompanying prospectus supplement.

This prospectus describes the general manner in which our common stock may be offered by this prospectus. Each time we sell common stock pursuant to the registration statement we will provide a prospectus supplement that will contain more specific information about the offering and the shares offered. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in that prospectus supplement. This prospectus may not be used to offer to sell, to solicit an offer to buy, or to consummate a sale of our common stock unless it is accompanied by a prospectus supplement.

The company

We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward symptom management and supportive care and the treatment of Human Immunodeficiency Virus (“HIV”) infection and cancer. We do not have any FDA approved products and have not received any revenue from the sale of any of our product candidates under development. The mailing address of our principal executive offices is 777 Old Saw Mill River Road, Tarrytown, New York 10591, and our telephone number is (914) 789-2800. References to “Progenics”, the “Company”, “we”, “our”, and “us” refers to Progenics Pharmaceuticals, Inc. and its subsidiary.

Risk factors

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the discussion of the material risks of investing in our common stock contained in our Current Report on Form 8-K, dated January 9, 2006, which is incorporated by reference in this prospectus, and in any report subsequently filed by us with the Securities and Exchange Commission and incorporated or deemed to be incorporated by reference in this prospectus, as well as in any applicable prospectus supplement, in evaluating our company, our business and our prospects.

Forward-looking statements

Certain statements in this prospectus, any accompanying prospectus supplement and the documents we have filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus and any prospectus supplement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Included in these forward-looking statements are statements regarding our expectations for beginning or completing clinical trials, submitting to regulatory authorities applications for marketing approvals for our product candidates, raising additional capital and reducing our operating costs if we cannot raise additional funds. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected future results, performance, or achievements expressed or implied by such forward-looking

Forward-looking statements

statements. These factors include, among others, the risks associated with our dependence on Wyeth to fund clinical testing, and to make certain regulatory filings and to manufacture and market products containing MNTX, the uncertainties associated with product development, the risk that clinical trials will not commence, proceed or be completed as planned, the risk that our products will not receive marketing approval from regulators, the risks and uncertainties associated with the dependence upon the actions of our corporate, academic and other collaborators and of government regulatory agencies, the risk that our licenses to intellectual property may be terminated because of our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials are later found not to work effectively or are not safe, the risk that we may not be able to manufacture commercial quantities of our products, the risk that our products, if approved for marketing, do not gain market acceptance sufficient to justify development and commercialization costs, the risk that we will not be able to obtain funding necessary to conduct our operations, the uncertainty of future profitability and other factors set forth more fully in this prospectus, any prospectus supplement and the documents incorporated by reference herein, including those factors described under the caption “Risk factors,” to which investors are referred for further information.

We do not have a policy of updating or revising forward-looking statements, and we assume no obligation to update any forward-looking statements contained or incorporated by reference in this prospectus and any accompanying prospectus supplement as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

Use of proceeds

Unless we indicate otherwise in an accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock to fund:

➢	clinical trials for product candidates;

➢	other research and development activities; and

➢	in-licensing of technology and establishment of research and development collaborations.

We may also use the proceeds for working capital and general corporate purposes, including potential acquisitions of technology or companies in complementary fields.

We may set forth additional information concerning our expected use of net proceeds from the sale of shares of our common stock in a prospectus supplement relating to the specific offering. Pending our use of the net proceeds from our sale of common stock as described above, we intend to invest the net proceeds in interest bearing, investment-grade securities.

The accompanying prospectus supplement may not identify precisely the amounts we plan to spend on each of the uses of proceeds listed above or any other uses of proceeds that we may identify in the prospectus supplement. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including:

➢	the results of our research and development and product testing;

➢	changes in the focus and direction of our research and development programs;

➢	our relationship with Wyeth or with any other in-licensor and collaborator;

➢	manufacturing, marketing and other costs associated with commercialization of our products;

➢	the cost of filing, prosecuting, defending and enforcing patent claims;

➢	the regulatory approval process; and

➢	potential acquisitions.

Plan of distribution

We may sell our common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The accompanying prospectus supplement will describe the terms of the offering of the securities, including:

➢	the name or names of any underwriters;

➢	the purchase price of the common stock and the proceeds we will receive from the sale;

➢	any over-allotment options pursuant to which underwriters may purchase additional securities from us;

➢	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

➢	any initial public offering price; and

➢	any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of the sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement if any such shares are purchased. The underwriters may change from time to time the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We may use underwriters with whom we have a material relationship. We will describe such relationships in the prospectus supplement naming the underwriter.

We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock, and we will describe any commissions that must be paid to the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for or purchase shares before the distribution of the shares is completed. However, underwriters may engage in the following activities in accordance with the rules:

➢	Stabilizing transactions—Underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

➢	Over-allotments and syndicate covering transactions—Underwriters may sell more shares of our common stock than the number of shares that they have committed to purchase in any underwritten offering. This over-allotment creates a short position for the underwriters. This short position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in any underwritten offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the

Plan of distribution

price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in the offering.

➢	Penalty bids—If underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from other underwriters and selling group members who sold those shares as part of the offering.

Similar to other purchase transactions, an underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

If commenced, the underwriters may discontinue at any time any of the activities described above.

Any underwriters who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Legal matters

The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC’s Public Reference Room, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus and the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not contain all of the information set forth in the registration statement and the exhibits and the schedules to the registration statement. For further information with respect to us and our common stock, you should read the registration statement, including its exhibits and schedules. Statements contained in this prospectus and the accompanying prospectus supplement, including documents that we have incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the registration statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC’s Public Reference Room, at the address listed above, or via the EDGAR database.

The SEC allows us to incorporate by reference information in this prospectus and the accompanying prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and the accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus and the accompanying prospectus supplement or in any subsequently filed incorporated document. This prospectus and the accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information in such documents that is deemed to be furnished and not filed). These documents contain important information about us and our financial condition.

➢	Our Annual Report on Form 10-K for the year ended December 31, 2004, File No. 0-23143;

➢	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2005, File No. 0-23143;

➢	Our Quarterly Report on Form 10-Q for the six months ended June 30, 2005, File No. 0-23143;

➢	Our Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, File No. 0-23143;

➢	Our Current Reports on Form 8-K filed on:

-	January 14, 2005, File No. 0-23143;

-	January 14, 2005, File No. 0-23143;

-	February 25, 2005, File No. 0-23143;

-	March 2, 2005, File No. 0-23143;

Where you can find additional information

-	March 10, 2005, File No. 0-23143;

-	April 5, 2005, File No. 0-23143;

-	May 13, 2005, File No. 0-23143;

-	June 8, 2005, File No. 0-23143;

-	June 13, 2005, File No. 0-23143;

-	June 29, 2005, File No. 0-23143;

-	September 15, 2005, File No. 0-23143;

-	December 28, 2005, File No. 0-23143;

-	January 9, 2006, File No. 0-23143; and

➢	The description of our common stock contained in our Registration Statement on Form 8-A, dated September 29, 1997, File No. 0-23143, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the completion of this offering of our common stock will be deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or the accompanying prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus and the accompanying prospectus supplement to the extent that a statement contained in this prospectus or the accompanying prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the accompanying prospectus supplement.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus and the accompanying prospectus supplement. Prospective investors may obtain documents incorporated by reference in this prospectus and the accompanying prospectus supplement by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591, telephone number (914) 789-2800, Attention: Richard W. Krawiec, Ph.D., Vice President, Corporate Affairs.